[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 31, 2018

Jay Williamson, Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Prospect Capital Corporation
Dear Mr. Williamson:
On August 30, 2018, Prospect Capital Corporation (the "Company") filed a Registration Statement on Form N-2 (File No. 333-[ ]) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 415(a)(6) of the Securities Act, the Registration Statement, upon effectiveness, is intended to replace the Company's current shelf registration statement (File No. 333-213391) (the "Current Shelf").

The Company represents that the Registration Statement is substantially similar to its reviewable Post-Effective Amendment No. 50, filed October 26, 2017 and declared effective on October 30, 2017 (the “Amendment”), to the Current Shelf and that the only substantive changes made in the Registration Statement to the disclosure contained in the Amendment are as follows:

◦
Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, price range of common stock and other related updates were included in the base prospectus (as of the Company's fiscal year end June 30, 2018).

◦	The Risk Factors section was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

◦
The Sales of Common Stock Below Net Asset Value section was revised to show the current status of the ability of the Company, including with respect to any required approval by its shareholders, to issue shares below net asset value. The section is substantively similar to the corresponding section in the Amendment.

◦	The Business section was revised to show current information about the Company’s investments.

◦	The Management section was revised to show current information and updates about the Company's Directors and Officers.

◦	Compensation paid to Directors and Officers was updated.

◦	Fees paid to the Company's investment adviser and its administrator were updated.

◦	The Portfolio Companies chart was revised to show information as of June 30, 2018.

◦	The tax disclosure was revised slightly.

◦	Other minor factual updates.

As such, the Company hereby requests expedited review of its Registration Statement. If you have any questions, please contact me at (416) 777-4727 or Michael Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

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